Exhibit 10.18

EMPLOYMENT AGREEMENT

This EMPLOYMENT AGREEMENT (the “Agreement”) is made and entered into as of August 11, 2023, by and between RICHARD J. CANTELE, JR. (“Executive”) and NBT BANK, NATIONAL ASSOCIATION, a national banking association having its principal office in Norwich, New York (“NBT Bank” or the “Company”).

W I T N E S S E T H :

WHEREAS, NBT Bank and its parent corporation, NBT Bancorp Inc., a Delaware corporation (“NBTB”) have entered into that certain Agreement and Plan of Merger, dated as of December 5, 2022, and as amended August 11, 2023 (as amended, the “Merger Agreement”), with Salisbury Bancorp, Inc., a Connecticut corporation (“Salisbury Bancorp”), and Salisbury Bank and Trust Company, a Connecticut-chartered bank and wholly-owned subsidiary of Salisbury Bancorp (“Salisbury Bank” and together with Salisbury Bancorp, “Salisbury”), providing for the merger of Salisbury Bancorp with and into NBTB, with NBTB surviving the merger (the “Merger”) and for the merger of Salisbury Bank with and into NBT Bank, with NBT Bank surviving the merger (together with the Merger, the “Transactions”);

WHEREAS, Executive is currently employed by Salisbury and has entered into that certain Severance Agreement, effective as of January 1, 2020, by and among Executive and Salisbury Bank (the “Prior Agreement”);

WHEREAS, in connection with and conditioned upon consummation of the Transactions, the Company desires to employ Executive and Executive desires to be employed by the Company beginning at the Effective Time (as defined in the Merger Agreement) (the “Commencement Date”) on the terms contained herein; and

WHEREAS, concurrently with the execution of this Agreement, Executive, NBTB, NBT Bank, Salisbury Bancorp, and Salisbury Bank are entering into a Settlement Agreement (the “Settlement Agreement”) that contains certain exhibits, including a General Release of Claims (the “Settlement Agreement Release”) and a Restrictive Covenants Agreement (the “Restrictive Covenants Agreement”).

NOW, THEREFORE, in consideration of the premises and mutual covenants and agreements hereinafter set forth, intending to be legally bound, the parties agree as follows:

1.           Employment; Responsibilities and Duties.

(a)          NBT Bank hereby agrees to employ Executive and to cause any successor organization to NBT Bank to employ Executive, and Executive hereby agrees to serve as Executive Vice President of Strategic Integration of NBT Bank, and of any successor organization to NBT Bank, as applicable, commencing as of August 14, 2023 and during the Term of Employment (as defined in Section 2 below).  During the Term of Employment, Executive shall perform all duties and shall have the responsibilities and authority as set forth in the bylaws of NBT Bank, as applicable, or as may otherwise be determined and assigned to him by NBT Bank.  During the Term of Employment, Executive shall report directly to the Chief Executive Officer of NBT Bank or his designee.

(b)         Executive shall devote his full working time and best efforts to the performance of his responsibilities and duties hereunder.  During the Term of Employment, Executive shall not, without the prior written consent of the Chief Executive Officer of NBT Bank or his designee, render services in any capacity, whether as an employee, independent contractor, or otherwise, whether or not compensated, to any person or entity other than the Company or its affiliates; provided, that Executive may, where involvement in such activities does not, as reasonably determined by the Board of Directors of NBT Bank (the “Board”), individually or in the aggregate, significantly interfere with the performance of his duties or violate the provisions of Section 4 hereof or of the Restrictive Covenants Agreement, (i) render services to charitable organizations, (ii) manage his personal investments in compliance with any Company limits or policies, and (iii) with the prior permission of the Chief Executive Officer of NBT Bank or his designee, hold such other directorships or part-time academic appointments or have such other business affiliations as would otherwise be prohibited under this Section 1.

(c)         As of August 14, 2023, Executive will be appointed (i) to the NBTB board of directors, and (ii) the NBT Bank board of directors, in accordance with the bylaws of each of NBTB and NBT Bank, respectively, for a one-year term.  At the next annual stockholder meeting of each of NBTB and NBT Bank occurring after Executive’s appointment to each entity’s board of directors, and provided that Executive is a member in good standing of both the NBTB and NBT Bank board of directors, Executive will be recommended for reelection to each of the aforementioned boards.

2.            Term of Employment.

(a)          The term of this Agreement (the “Term of Employment”) shall be the period commencing on the Commencement Date and continuing until the “Termination Date,” which shall mean the earliest to occur of:

(i)    the first anniversary of the Commencement Date;

(ii)   the death of Executive;

(iii)  Executive’s inability to engage in any substantial gainful activity, by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months (“Disability”);

(iv)  the discharge of Executive by NBT Bank for “Cause,” which shall mean the termination of Executive’s employment on account of: (A) any willful or gross misconduct by Executive with respect to the business and affairs of NBT Bank, or with respect to any of their affiliates, for which Executive is assigned material responsibilities or duties; (B) the conviction of Executive of a felony (after the earlier of (I) the expiration of any applicable appeal period without perfection of an appeal by Executive or (II) the denial of any appeal as to which no further appeal or review is available to Executive), whether or not committed in the course of his employment with NBT Bank; (C) Executive’s willful neglect, failure, or refusal to carry out his duties hereunder in a reasonable manner (other than any such failure resulting from Disability or death or from termination by Executive for Good Reason, as hereinafter defined); or (D) the breach by Executive of any representation or warranty in Section 4 hereof or of any provision of this Agreement or the Restrictive Covenants Agreement which breach is material and adverse to NBT Bank, or any of their affiliates for which Executive is assigned material responsibilities or duties; provided, however, in each case, the Company shall provide prior written notice to Executive that specifically identifies the event which NBT Bank believes constitutes Cause hereunder, and to the extent applicable, Executive shall have sixty (60) days from receiving such notice to cure;

(v)   Executive’s resignation from his position as Executive Vice President of Strategic Integration of NBT Bank for other than Good Reason (as hereinafter defined);

(vi)  the termination of Executive’s employment by NBT Bank “without Cause,” which shall mean Executive’s termination of employment by NBT Bank for any reason, other than those set forth in Subsections (i)-(v) of this Section 2(a), at any time, upon the thirtieth (30th) day following notice to Executive; or

(vii) Executive’s resignation for Good Reason.  “Good Reason” shall mean, without Executive’s express written consent, reassignment of Executive to a material reduction in duties, responsibilities, or position from that established in Section 1 hereof other than for Cause, a material decrease in the amount or level of Executive’s Base Salary or benefits from the amount or level established in Section 3 hereof, or requiring Executive to be based anywhere other than where Executive's office is located upon the date of this Agreement, except for required travel on the Company's business to an extent substantially consistent with the business travel obligations which Executive undertook on behalf of the Company as of the date of this Agreement.  Notwithstanding the foregoing, if there exists (without regard to this sentence) an event or condition that constitutes Good Reason, NBT Bank shall have thirty (30) days from the date on which Executive gives the written notice thereof to cure such event or condition (such notice to be given by Executive within ninety (90) days from the date the event or condition first occurs) and, if NBT Bank does so cure, such event or condition shall cease to constitute Good Reason thirty (30) days after the end of the cure period.

(b)  A Termination Date shall not be deemed to have occurred for purposes of any provision of this Agreement providing for the payment of any amounts or benefits upon or following a termination of employment unless such termination is also a “separation from service” within the meaning of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) and, for purposes of any such provision of this Agreement, any references to a “termination,” “termination of employment,” or like terms shall mean a “separation from service.”

3.            Compensation.  For the services to be performed by Executive for the Company and its affiliates under this Agreement, Executive shall be compensated in the following manner:

(a)          Base Salary.  During the Term of Employment, the Company shall pay Executive a salary, which on an annual basis shall be two hundred and fifty thousand dollars ($250,000) (“Base Salary”). The Base Salary shall be payable in accordance with the normal payroll practices of the Company, with respect to executive personnel as presently in effect or as they may be modified by the Company from time to time.

(b)          Employee Benefit Plans or Arrangements.  During the Term of Employment, Executive shall be entitled to participate in all employee benefit plans of the Company, as presently in effect as of the Commencement Date or as they may be modified by the Company from time to time, under such terms as may be applicable to officers of Executive’s rank employed by NBT Bank, or their affiliates, including, without limitation, plans providing retirement benefits, medical insurance, life insurance, disability insurance, long term care insurance, and accidental death or dismemberment insurance, provided that there be no duplication of such benefits as are provided under any other provision of this Agreement.

(c)          Paid Time Off.  During the Term of Employment, Executive shall be entitled to paid time off in accordance with the policies of the Company applicable to officers of Executive’s rank employed by NBT Bank, or their affiliates, as in effect as of the Commencement Date or as may be modified by the Company from time to time.

(d)          Withholding.  All compensation to be paid to Executive hereunder shall be subject to applicable federal, state, and local taxes and all other required withholdings.  Executive hereby acknowledges and agrees that he is responsible for all taxes in connection with any benefits, fringe benefits, or perquisites provided under this Agreement, and he is not entitled to a gross up.

(e)          Expenses.  During the Term of Employment, Executive shall be reimbursed for reasonable travel and other expenses incurred or paid by Executive in connection with the performance of his services under this Agreement, upon presentation of expense statements or vouchers or such other supporting information as may from time to time be requested by the Company, in accordance with such policies of the Company as are in effect as of the Commencement Date and as may be modified by the Company from time to time, under such terms as may be applicable to officers of Executive’s rank employed by NBT Bank, or their affiliates.  All expenses or other reimbursements under this Agreement shall be made on or prior to the last day of the taxable year following the taxable year in which such expenses were incurred by Executive (provided that if any such reimbursements constitute taxable income to Executive, such reimbursements shall be paid no later than March 15th of the calendar year following the calendar year in which the expenses to be reimbursed were incurred), and no such reimbursement of expenses eligible for reimbursement in any taxable year shall in any way affect the expenses eligible for reimbursement in any other taxable year.

4.           Confidential Business Information.

(a)          Executive acknowledges that certain business methods, creative techniques, and technical data of the Company and any of its affiliates and the like are deemed by the Company to be and are in fact confidential business information of the Company or its affiliates or are entrusted to third parties.  Such confidential information includes, but is not limited to, regulatory reports and communications with regulators, procedures, methods, sales relationships developed while in the service of the Company or its affiliates (including Salisbury prior to the Transactions), knowledge of customers and their requirements, marketing plans, marketing information, studies, forecasts, and surveys, competitive analyses, mailing and marketing lists, new business proposals, lists of vendors, consultants, and other persons who render service or provide material to the Company or its affiliates (including Salisbury prior to the Transactions), and compositions, ideas, plans, and methods belonging to or related to the affairs of the Company or its affiliates (including Salisbury prior to the Transactions) (collectively, “Confidential Information”).  In this regard, the Company asserts proprietary rights in all of its Confidential Information and that of its affiliates, except for such information as is clearly in the public domain.  Notwithstanding the foregoing, information that would be generally known or available to persons skilled in Executive’s fields shall be considered to be “clearly in the public domain” for the purposes of the preceding sentence.  Executive acknowledges that in connection with his employment with the Company (including Salisbury prior to the Transactions), Executive has had or may have access to such Confidential Information, and he agrees that he will not disclose or divulge to any third party, except as may be required by his duties hereunder, by law, regulation, or order of a court or government authority, or as directed by the Company, nor shall he use to the detriment of the Company or its affiliates or use in any business or on behalf of any business competitive with or substantially similar to any business of the Company or its affiliates, any Confidential Information obtained during the course of his employment by the Company (including Salisbury prior to the Transactions).  In the event that disclosure is required by law, regulation, or order of a court or government authority, Executive agrees that as soon as practical and in any event no later than thirty (30) days after receiving notice that Executive is required to make such disclosure, Executive will provide notice to the Company of such requirement by law, regulation, or order of a court or government authority.  This Section 4(a) shall not be construed as restricting Executive from disclosing such information to the employees of the Company or its affiliates.  On or before the Termination Date, Executive shall promptly deliver to the Company any and all Confidential Information in his possession, whether tangible, electronic, or intangible in form.

(b)          U.S. federal law (18 U.S.C. section 1833(b)) states that an individual shall not be held criminally or civilly liable under any Federal or State trade secret law for the disclosure of a trade secret that: (i) is made (A) in confidence to a Federal, State, or local government official, either directly or indirectly, or to an attorney and (B) solely for the purpose of reporting or investigating a suspected violation of law; or (ii) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal.  That law further states that an individual who files a lawsuit for retaliation by an employer for reporting a suspected violation of law may disclose the trade secret to the attorney of the individual and use the trade secret information in the court proceeding, if the individual: (1) files any document containing the trade secret under seal; and (2) does not disclose the trade secret, except pursuant to court order.  For the avoidance of doubt, nothing in this Agreement is intended to, nor shall be construed to, conflict with 18 U.S.C. section 1833(b).

(c)          Executive understands that nothing in this Agreement or any other agreement that Executive may have with the Company restricts or prohibits Executive from initiating communications directly with, responding to any inquiries from, providing testimony before, reporting possible violations of law or regulation to, filing a claim with or assisting with an investigation by a self-regulatory authority or a government agency or entity, including but not limited to the U.S. Securities and Exchange Commission and the federal Occupational Safety and Health Administration (collectively, “Government Agencies”), or from making other disclosures that are protected under the whistleblower provisions of state or federal law or regulation, and Executive does not need the Company’s prior authorization to engage in such conduct.

5.           Reserved.

6.           Payments Upon Termination.

(a)          Generally.  In the event that the Term of Employment shall be terminated for any reason, Executive shall be entitled to receive, upon the occurrence of any such event:

(i)    any unpaid Base Salary, payable pursuant to Section 3(a) hereof, which shall have been earned and accrued as of the Termination Date; and

(ii)   such rights as Executive shall have accrued as of the Termination Date under the terms of any plans or arrangements in which he participates pursuant to Section 3 hereof, any right to reimbursement for expenses accrued as of the Termination Date pursuant to Section 3(e) hereof, and the right to receive the cash equivalent of paid annual leave accrued but unpaid as of the Termination Date pursuant to Section 3(c) hereof.

(b)          Certain Terminations.  In the event that the Term of Employment shall be terminated for the reason set forth in Section 2(a)(i) (the first anniversary of the Commencement Date), Section 2(a)(ii) (death), Section 2(a)(iii) (Disability), Section 2(a)(vi) (termination without Cause) or Section 2(a)(vii) (resignation for Good Reason) of this Agreement, in addition to the amounts and rights set forth in Section 6(a) hereof, the Company shall maintain in full force and effect, for Executive’s continued benefit and, if applicable, for the continued benefit of Executive’s spouse and dependents who are receiving coverage from the Company on the Termination Date, for three (3) years after the Termination Date, or such longer period as may be provided by the terms of the appropriate plan, life insurance and medical and dental coverage in which Executive was entitled to participate immediately prior to the Termination Date, as in effect at the Termination Date; provided that Executive’s continued eligibility for and the continued eligibility for his spouse and dependents participation in such plans, programs, and arrangements is possible after the Termination Date under the general terms and provisions of such plans, programs, and arrangements; provided, however, that if Executive becomes eligible to participate in a benefit plan, program, or arrangement of another employer which confers substantially similar benefits upon Executive, Executive shall cease to receive benefits under this subsection in respect of such plan, program, or arrangement; provided, further, that for health benefits that extend beyond the COBRA limitation period, the Company shall pay Executive an amount equal to the benefits that Executive would have received under this Section 6(b) without regard to such limitation.  In the event that Executive’s participation in any such plan, program, or arrangement is not possible after the Termination Date under the general terms and provisions of such plans, programs, and arrangements, the Company shall arrange to provide Executive with benefits substantially similar to those which Executive is entitled to receive under such plans, programs, and arrangements or alternatively, pay an amount equal to the reasonable value of such substantially similar benefits.  If Executive elects or, if applicable, his spouse or dependents elect, COBRA continuation coverage after the Termination Date, the Company will pay the applicable COBRA premium for the maximum period during which such coverage is available.

(c)          Release.  Payment and provision of the benefits described in Sections 6(b) of this Agreement (the “Severance Benefits”) are subject to Executive’s (or, in the case of his death, Executive’s estate’s) execution and delivery to NBTB of a Separation Agreement and Release, in a form acceptable to the Company (the “Release”), within sixty (60) days following Executive’s termination of employment, which has (and not until it has) become irrevocable, releasing NBTB, NBT Bank, and any of their affiliates, and their directors, officers, and employees, from any and all claims or potential claims arising from or related to Executive’s employment with NBTB, NBT Bank, or any of their affiliates or Executive’s termination of employment.  If the Release is executed and delivered and no longer subject to revocation as provided in the preceding sentence, benefits shall commence upon the first scheduled payment date immediately after the date the Release is executed and no longer subject to revocation, provided that if such sixty (60) day period following the Termination Date spans two calendar years, such benefits shall commence no earlier than the first business day of the second calendar year (the “Release Effective Date”).  The first such benefit payment shall include payment of all amounts that otherwise would have been due prior to the Release Effective Date under the terms of this Agreement applied as though such payments commenced immediately upon Executive’s Termination Date, and any payments made thereafter shall continue as provided herein.  The delayed benefits shall in any event expire at the time such benefits would have expired had such benefits commenced immediately following Executive’s Termination Date.

The Company may provide, in its sole discretion, that Executive may continue to participate in any benefits delayed pursuant to this Section 6(c) during the period of such delay, provided that Executive shall bear the full cost of such benefits during such delay period.  Upon the date such benefits would otherwise commence pursuant to this Section 6(c), the Company may reimburse Executive the Company’s share of the cost of such benefits, to the extent that such costs would otherwise have been paid by the Company or to the extent that such benefits would otherwise have been provided by the Company at no cost to Executive, in each case had such benefits commenced immediately upon Executive’s Termination Date.  Any remaining benefits shall be reimbursed or provided by the Company in accordance with the schedule and procedures specified herein.

(d)          No Mitigation.  Executive shall not be required to mitigate the amount of any payment provided for in this Agreement by seeking other employment or otherwise, nor, except as expressly set forth in Section 6(b) of this Agreement, shall the amount of any benefit provided for in this Agreement be reduced by any compensation earned or benefits received by Executive as the result of employment by another employer after the Termination Date or otherwise.

(e)          Regulatory Limits.  Notwithstanding any other provision in this Agreement, the Company may terminate or suspend this Agreement and the employment of Executive hereunder, as if such termination were for Cause, to the extent required by the applicable federal or state statue related to banking, deposit insurance, or bank or savings institution holding companies, or by regulations or orders issued by the Office of the Controller of the Currency, the Federal Deposit Insurance Corporation, or any other state or federal banking regulatory agency having jurisdiction over NBTB or NBT Bank, and no payment shall be required to be made to or for the benefit of Executive under this Agreement to the extent such payment is prohibited by applicable law, regulation, or order issued by a banking agency or a court of competent jurisdiction; provided, that it shall be the Company’s burden to prove that any such action was so required.

7.           Representations and Warranties.

(a)          Executive represents and warrants to the Company that his execution, delivery, and performance of this Agreement will not result in or constitute a breach of or conflict with any term, covenant, condition, or provision of any commitment, contract, or other agreement or instrument, including, without limitation, any other employment agreement, to which Executive is or has been a party.

(b)          Executive shall indemnify, defend, and hold harmless the Company for, from, and against any and all losses, claims, suits, damages, expenses, or liabilities, including court costs and counsel fees, which the Company has incurred or to which the Company may become subject, insofar as such losses, claims, suits, damages, expenses, liabilities, costs, or fees arise out of or are based upon any failure of any representation or warranty of Executive in Section 7(a) hereof to be true and correct when made.

8.           Notices.  All notices, consents, waivers, or other communications which are required or permitted hereunder shall be in writing and shall be deemed to have been duly given when delivered personally or by messenger, transmitted by telex or telegram, by express courier, or sent by registered or certified mail, return receipt requested, postage prepaid.  All communications shall be addressed to the appropriate address of each party as follows:

If to NBT Bank:

NBT Bank
52 South Broad Street
Norwich, New York 13815

Attention: Chief Executive Officer &
General Counsel

With a required copy to:

Richard Schaberg
Hogan Lovells US L.L.P.
555 13th Street, N.W.
Washington, D.C. 20004-1109
Fax: (202) 637-5910

If to Executive, to Executive’s most recent address on file with the Company.

All such notices shall be deemed to have been given on the date delivered, transmitted, or mailed in the manner provided above.

9.            Assignment; Successors.  Neither party may assign this Agreement or any rights or obligations hereunder without the consent of the other party.  This Agreement shall inure to the benefit of, and be binding upon, any corporate or other successor or assignee of the Company which shall acquire, directly or indirectly, by merger, consolidation, purchase, or otherwise, all or substantially all of the business or assets of the Company.  The Company shall require any such successor, by an agreement in form and substance satisfactory to Executive, expressly to assume and agree to perform this Agreement in the same manner and to the same extent as the Company would be required to perform if no such succession had taken place.  This Agreement shall inure to the benefit of and be enforceable by Executive’s personal or legal representatives, executors, administrators, successors, heirs, distributes, devisees, and legatees.  If Executive should die while any amount would still be payable to Executive hereunder if Executive had continued to live, all such amounts, unless otherwise provided herein, shall be paid in accordance with the terms of this Agreement to Executive’s devisee, legatee, or other designee, or if there is no such designee, to Executive’s estate.

10.          Governing Law.  This Agreement shall be governed by, construed, and enforced in accordance with the laws of the State of New York, without giving effect to the principles of conflicts of law thereof.  The parties hereby designate Chenango County, New York to be the proper jurisdiction and venue for any suit or action arising out of this Agreement.  Each of the parties consents to personal jurisdiction in such venue for such a proceeding and agrees that it may be served with process in any action with respect to this Agreement or the transactions contemplated thereby by certified or registered mail, return receipt requested, or to its registered agent for service of process in the State of New York.  Each of the parties irrevocably and unconditionally waives and agrees, to the fullest extent permitted by law, not to plead any objection that it may now or hereafter have to the laying of venue or the convenience of the forum of any action or claim with respect to this Agreement or the transactions contemplated thereby brought in the courts aforesaid.

11.          Entire Agreement; Amendment; Waiver.  This Agreement constitutes the entire understanding between the Company and Executive relating to the subject matter hereof.  Any previous discussions, agreements, commitments, or understandings between the parties hereto or between Executive and NBTB, NBT Bank, or any of their affiliates, whether oral or written, regarding the subject matter hereof, including without limitation the terms and conditions of employment, compensation, benefits, retirement, and the like, are superseded by this Agreement; provided, however, nothing herein is intended to, nor shall it, supersede the obligations set forth in the Settlement Agreement, the Settlement Agreement Release, or the Restrictive Covenants Agreement.  Without limitation, this Agreement expressly supersedes any previous employment agreement and the Prior Agreement.  Neither this Agreement nor any provisions hereof can be modified, changed, discharged, or terminated except by an instrument in writing signed by the party against whom any waiver, change, discharge, or termination is sought.  No waiver, by either party hereto at any time, of any breach by the other party hereto or of compliance with any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same, or at any prior or subsequent, time.

12.          Illegality; Severability.

(a)          Notwithstanding anything in this Agreement to the contrary, this Agreement is not intended and shall not be construed to require any payment to Executive which would violate any federal or state statute or regulation, including without limitation the “golden parachute payment regulations” of the Federal Deposit Insurance Corporation codified to Part 359 of title 12, Code of Federal Regulations.

(b)          If any provision or provisions of this Agreement shall be held to be invalid, illegal, or unenforceable for any reason whatsoever:

(i)    the validity, legality, and enforceability of the remaining provisions of this Agreement (including, without limitation, each portion of any section of this Agreement containing any such provision held to be invalid, illegal, or unenforceable) shall not in any way be affected or impaired thereby; and

(ii)   to the fullest extent possible, the provisions of this Agreement (including, without limitation, each portion of any section of this Agreement containing any such provisions held to be invalid, illegal, or unenforceable) shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal, or unenforceable.

13.          409A Compliance.

(a)          The intent of the parties is that payments and benefits under this Agreement comply with Code Section 409A and the regulations and guidance promulgated thereunder and, accordingly, to the maximum extent permitted, this Agreement shall be interpreted to be in compliance therewith.  In no event whatsoever shall NBTB, NBT Bank, or any of their directors, officers, employees, or agents be liable for any additional tax, interest, or penalty that may be imposed on Executive by Code Section 409A or damages for failing to comply with Code Section 409A.  Notwithstanding any other provision of this Agreement to the contrary, in no event shall any payment under this Agreement that constitutes “deferred compensation” for purposes of Code Section 409A be subject to offset, counterclaim, or recoupment by any other amount payable to Executive unless otherwise permitted by Code Section 409A.  For purposes of Code Section 409A, Executive’s right to receive any installment payment pursuant to this Agreement shall be treated as a right to receive a series of separate and distinct payments.

(b)          Notwithstanding any other payment schedule provided herein to the contrary, if Executive is deemed on the Termination Date a “specified employee” within the meaning of that term under Code Section 409A, then each of the following shall apply:

(i)    With regard to any payment that is considered deferred compensation under Code Section 409A payable on account of a “separation from service,” such payment shall be made on the date which is the earlier of (A) the expiration of the six (6)-month period measured from the date of Executive’s “separation from service,” and (B) the date of Executive’s death (the “Delay Period”), to the extent required under Code Section 409A.  Upon the expiration of the Delay Period, all payments delayed pursuant to this Section 13 (whether they would have otherwise been payable in a single sum or in installments in the absence of such delay) shall be paid to Executive in a lump sum, and all remaining payments due under this Agreement shall be paid or provided in accordance with the normal payment dates specified for them herein; and

(ii)   To the extent that any benefits to be provided during the Delay Period are considered deferred compensation under Code Section 409A provided on account of a “separation from service,” and such benefits are not otherwise exempt from Code Section 409A, Executive shall pay the cost of such benefits during the Delay Period, and the Company shall reimburse Executive, to the extent that such costs would otherwise have been paid by the Company or to the extent that such benefits would otherwise have been provided by the Company at no cost to Executive, the Company’s share of the cost of such benefits upon expiration of the Delay Period, and any remaining benefits shall be reimbursed or provided by the Company in accordance with the procedures specified herein.

14.          Arbitration.  Subject to the right of each party to seek specific performance (which right shall not be subject to arbitration) and to seek injunctive relief or other equitable relief in connection with or by reason of a breach or threatened breach of Section 4 or the Restrictive Covenants Agreement (where the party has elected not to pursue such relief in arbitration pursuant to this Section 14), if a dispute arises out of or is in any way related to this Agreement or the asserted breach thereof, such dispute shall be referred to arbitration before the American Arbitration Association the (“AAA”) pursuant to the AAA’s National Rules for the Resolution of Employment Disputes (the “Arbitration Rules”).  A dispute subject to the provisions of this Section 14 will exist if either party notifies the other party in writing that a dispute subject to arbitration exists and states, with reasonable specificity, the issue subject to arbitration (the “Arbitration Notice”).  The parties agree that, after the issuance of the Arbitration Notice, the parties will try in good faith between the date of the issuance of the Arbitration Notice and the date the dispute is set for arbitration to resolve the dispute by mediation in accordance with the Arbitration Rules.  If the dispute is not resolved by the date set for arbitration, then any controversy or claim arising out of this Agreement or the asserted breach hereof shall be resolved by binding arbitration and judgment upon any award rendered by arbitrator(s) may be entered in a court having jurisdiction. In the event any claim or dispute involves an amount in excess of $100,000, either party may request that the matter be heard and resolved by a single arbitrator.  The arbitrator shall have the same power to compel the attendance of witnesses and to order the production of documents or other materials and to enforce discovery as could be exercised by a United States District Court judge sitting in Chenango County, New York.  In the event of any arbitration, each party shall have a reasonable right to conduct discovery to the same extent permitted by the Federal Rules of Civil Procedure, provided that discovery shall be concluded within ninety (90) days after the date the matter is set for arbitration.  The arbitrator or arbitrators shall have the power to award reasonable attorneys’ fees to the prevailing party.  Any provisions in this Agreement to the contrary notwithstanding, this Section 14 shall be governed by the Federal Arbitration Act, and the parties have entered into this Agreement pursuant to such act.

15.          Costs of Litigation.  In the event litigation is commenced to enforce any of the provisions hereof or the Restrictive Covenants Agreement, or to obtain declaratory relief in connection with any of the provisions hereof or the Restrictive Covenants Agreement, the prevailing party shall be entitled to recover reasonable attorneys’ fees.  In the event this Agreement is asserted in any litigation as a defense to any liability, claim, demand, action, cause of action, or right asserted in such litigation, the party prevailing on the issue of that defense shall be entitled to recovery of reasonable attorneys’ fees.

16.          Company Right to Recover.  If the Company is required to prepare an accounting restatement due to the material noncompliance of the Company as a result of misconduct, with regard to any financial reporting requirement under the securities laws, and Executive is subject to automatic forfeiture under Section 304 of the Sarbanes-Oxley Act of 2002 and Executive knowingly engaged in the misconduct, was grossly negligent in engaging in the misconduct, knowingly failed to prevent the misconduct, or was grossly negligent in failing to prevent the misconduct, Executive shall reimburse the Company the amount of any payment earned or accrued during the twelve (12)-month period following the first public issuance or filing with the United States Securities and Exchange Commission (whichever first occurred) of the financial document that contained such material noncompliance.

Notwithstanding anything in this Agreement, if the Company is required to prepare an accounting restatement, Executive will forfeit any payments made based on the achievement of pre-established performance goals that are later determined, as a result of the accounting restatement, not to have been achieved.

To the extent that any payment is made to Executive pursuant to this Agreement and information later becomes available that would have led to supervisory disapproval of the payment, then the Company and its successors expressly reserve the right to suspend or deny full allocation of all remaining payments and/or compel repayment of any or all dispersed payments, should later information warrant such action.  Subsequent information which would lead to the exercise of these rights would include, without limitation, any information indicating that Executive has committed, is substantially responsible for, or has violated the respective acts or omissions, conditions, or offenses outlined in 12 C.F.R. section 359.4(a)(4).

17.          Cooperation.  The parties agree that certain matters in which Executive will be involved during the Term of Employment may necessitate Executive’s cooperation in the future. Accordingly, following the termination of Executive’s employment for any reason, to the extent reasonably requested by the Board, Executive shall cooperate with the Company in connection with matters arising out of Executive’s service to the Company; provided, that the Company shall make reasonable efforts to minimize disruption of Executive’s other activities. The Company shall reimburse Executive for reasonable expenses incurred in connection with such cooperation and, to the extent that Executive is required to spend substantial time on such matters, the Company shall compensate the Executive at an hourly rate based on Executive’s Base Salary on the Termination Date or at another mutually agreed upon rate.

18.          Affiliation.  A company will be deemed to be an “affiliate” of, or  “affiliated” with NBTB or NBT Bank according to the definition of “Affiliate” set forth in Rule 12b-2 of the General Rules and Regulations under the Exchange Act.

19.          Headings.  The section and subsection headings herein have been inserted for convenience of reference only and shall in no way modify or restrict any of the terms or provisions hereof.

20.          Survival.   Sections 4, 7, 8, 12, 14, 15, 16, and 17 shall survive the expiration or termination of this Agreement for any reason and, as applicable, shall be fully enforceable thereafter in accordance with the terms of this Agreement.

21.          Merger Agreement.  In the event that the Merger Agreement is terminated in accordance with its terms prior to the consummation of the Transactions, this Agreement shall terminate concurrently therewith and shall thereafter be null and void.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have executed or caused this Agreement to be executed as of the day and year first above written.

NBT BANK, NATIONAL ASSOCIATION.

By:

Name: John H. Watt, Jr.
Title: President & Chief Executive Officer

EXECUTIVE

Richard J. Cantele, Jr.

Signature Page to Employment Agreement